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ROCK CITY ZA

Genuine

DETROIT STYLE PIZZA

Genuine Detroit Style Pizza for North Texans

Rock On!

Problem

No options for **Genuine** Detroit Style Pizza in DFW!

Solution

Genuine Detroit Style Pizzeria(s) where North Texans can experience the greatest Detroit export ever!

Market Validation

We all love the structure of this pizza- the crust is the perfect blend of chewy with that wonderful crispness at the edge. The flavor and texture of the sauce is fantastic and we love the diced veggies and sausage. Kids loved the sneaky extra layer of pepperoni. You have changed our perspective on pizza forever! ❤️


Wassup?
Not much...just veg'n!

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PIZZA NEWS

'Rock City' native delivers new slice of Detroit-style pizza to Dallas

By Teresa Gubbins Sep 22, 2020, 2:49 pm

53 3




West Village

LATEST NEWS | MOST POPULAR

- Legendary Dakota's Steakhouse in downtown Dallas reopens with new

, OOD-DRINK · **Published** March 25

Originator of Detroit-style pizza blasts Pizza Hut for attempt at regional dish: 'Isn't even a good knock-off'

Pizza Hut debuted its version of Detroit-style pizza in January, citing its "growing popularity" across the country

Rock On!

Market Size

- North East Dallas Population: 298,413
- 98% of Americans eat pizza
- 93% of Americans eat aleast one pizza every month

What makes it a Detroit Style Pizza?

- Square Pizza
- Cooked in Deep Dish Pan
- Caramelized Cheese Pan
- Sauce on Top
- Hydration of Dough

Product





Rock On!

Business Model

- Produce One Size Pizza
- Sell as Small and Large (2 pizzas)
- Produce three salads
- Online ordering platform
- Phone sales- Revenue Builder
- Off - Premise Consumption
- Employ Delivery Drivers & 3rd Party Delivery

Market Adoption

- Current Book of Business
- TikTok - Instagram - Facebook
- Events: SchoolNights/ Partnerships
- Hyper-Local Presence
- Co -Brand with Local Chefs - Local Restaurants
- Press Release

Competition


Established Pizza Places
Big D Pizza
Awareness
Zalat Pizza
Thunderbird Pies

Competitive Advantage

- Early to Market Owner Mark Slaughter: A Detroit Native
- Is part of the Gus Guerra legacy (Detroit Style Pizza Inventor)
- Has Significant Opening Restaurant Experience
- Worked for the Dallas Mavericks, has a network of influencers
- Has substantial Lake Highlands / NE Dallas Ties

Thank You

ROCK CITY ZA

Genuine

DETROIT STYLE PIZZA


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